

August 6, 2014

Via E-mail
Adam Fenster
Chief Financial Officer
Escalera Resources Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202

> **Re: Escalera Resources Co.**
> **Registration Statement on Form S-3**
> **Filed July 14, 2014**
> **File No. 333-197389**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 13, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2014**
> **File No. 1-33571**

Dear Mr. Fenster:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Cover Page

1.   Please disclose on your prospectus cover page all the information that Instruction 7 to General Instruction I.B.6. of Form S-3 requires.

Exhibit 5.1

2.   We note that although you disclose throughout your filing that you are a Maryland corporation, the legality opinion limits the opinion to matters of federal and Colorado state law. With regard to the common stock being registered, counsel must opine on the state corporate laws of your jurisdiction of incorporation. See the guidance contained in Section II.B.1.a. of Staff Legal Bulletin No. 19 (CF), which we refer to as "SLB 19."

SLB 19 is available at http://www.sec.gov/interps/legal/cfslb19.htm. Similarly, to the extent that the company is registering the sale of debt securities, the opinion should not exclude the law of the jurisdiction "governing the agreement or instrument pursuant to which the debt security" is issued. See SLB 19 at Section II.B.1.e. Please obtain and file a new or revised opinion of counsel which retains only appropriate limitations as to scope.

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties, page 3

Overview and Strategy, page 3

3.   The 4.2 Bcfe of positive revisions disclosed here and elsewhere on page 28 appears to be the net amount resulting from two separate and offsetting causes. Please clarify for us and expand your disclosure to quantify the net change in your proved reserves relating to each of the separate causes identified.

Properties and Operations, page 4

4.   We note an inconsistency between your disclosure of 372,815 total gross acres and 300,327 undeveloped gross acres on page 4 and the total of the gross working and royalty interest for such amounts disclosed elsewhere on page 11. Please advise or revise.

Northeast Nevada, page 7

5.   We also an apparent inconsistency regarding the 6,087 net acres disclosed on page 7 for northeast Nevada and the 5,224 acres disclosed elsewhere on page 11 for the state of Nevada. Please advise or revise.

Reserves, page 7

6.   We note the disclosure on page 7 and in Exhibit 99.1 that Netherland, Sewell & Associates, Inc. prepared approximately 99% of all proved reserves owned by the Company. Please clarify for us and in your disclosure the extent to which the Company prepared estimates of reserves and future net revenue in addition to those disclosed in Exhibit 99.1.

7.   Please expand the disclosure of the internal controls used in your reserves estimation effort to provide the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the reserves estimates disclosed in your filing on Form 10-K. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

8.   We note you express the changes that occurred during the year in your proved undeveloped reserves in terms of Bcfe. To facilitate use of this information by a

prospective investor, please expand your disclosure to provide the total quantity of proved undeveloped reserves for the periods ending December 31, 2012 and 2013 expressed in terms of Bcfe.

9.   Expand the disclosure on page 8 to explain in more detail the overall net change in the quantities of your proved undeveloped reserves. For example, we have estimated that you had an overall change in the net quantities of your proved undeveloped reserves during 2013 of approximately 9.2 Bcfe. However, the difference between your disclosure of the positive revisions of 10.8 Bcfe due to the increase in natural gas prices and the 3.3 Bcfe of proved undeveloped reserves converted to proved developed reserves does not appear to reconcile the overall change in net reserves. Please expand your disclosure and provide a narrative explanation for the material changes relating to all causes such as extensions and discoveries and purchases of mineral in place in addition to the factors already disclosed. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

10.   Please expand your disclosure to present the total dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements set forth in Item 1203(c) of Regulation S-K.

11.   You disclose that you "do not have any material concentrations of reserves that have remained undeveloped for five years or more." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves in a filing made with the U.S. Securities and Exchange Commission.

        If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and advise us what specific circumstances justify a period longer than five years. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Acreage, page 11

12.   You disclose that significant amounts of your net undeveloped acreage will expire over the next two years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure to explain the steps which would be necessary to extend your legal right to these leases and to address whether you would have a legal right to produce reserves from this acreage. Refer to Rule 4-10(a)(26) of Regulation S-X.

Risk Factors, page 17

Our operations are subject to governmental risks, page 19

13.   We note your general disclosure here and at page 14 regarding the potential impact that could result from regulation related to hydraulic fracturing. Insofar as your discussion focuses on the regulatory risks, please expand your risk factor disclosures to discuss also the financial and operational risks associated with hydraulic fracturing, to the extent they are material.

Management's Discussion and Analysis, page 28

14.   In the definitive proxy statement on DEF 14A filed on April 29, 2014, you disclose (emphasis supplied) that Mr. Bush "has significant international experience political knowledge and relationships, particularly in the Middle East, which we believe is invaluable as we expand the Company's business overseas." However, we did not find any discussion in your Form 10-K or subsequently filed Form 10-Q regarding your plans to expand your business "overseas." If you have plans in that regard, please provide appropriate disclosure, including a discussion of any related uncertainties. See Instruction 3 to Item 303(a) of Regulation S-K. See also Items 101(d)(3) and (d)(4) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 45

15.   Pursuant to Item 601(b)(10) of Regulation S-K, please file the agreement with Petrie Partners LLC referenced on page 29 of your report or provide us with your analysis as to why the agreement need not be filed.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

16.   The report from your independent accountant makes reference to your financial statements as of December 31, 2013 and 2012 and the years then ended. However, it

appears that you have presented financial statements for each of the fiscal years ended December 31, 2013, 2012, and 2011. Please obtain and file a revised report from your independent accountant. Refer to Rule 2-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-7

Note 11. Supplemental Information on Oil and Gas Producing Activities, Page F-21

Oil and Gas Reserves, page F-22

17.   Please revise to present the quantities of proved developed reserves and proved undeveloped reserves as of the beginning and end of each year presented. Refer to FASB ASC 932-235-50-4. In addition, please provide a column for the total quantities of proved reserves for all products, as shown in FASB ASC 932-235-55-2.

18.   Please revise to provide additional detail explaining significant changes identified in your proved reserves during the periods presented. For example, describe the causal factors underlying the changes due to revisions of estimates. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited), page F-22

19.   We note the disclosure in Exhibit 99.1 indicates that the costs of abandoning the properties, other than those relating to the Mesa Fields nonoperated properties, are not included as part of the capital costs used in the calculation of the future net revenue presented in the reserves report. Please tell us the extent to which any of the abandonment costs relating to your properties have been omitted in the computation of your standardized measure of future net cash flows. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisons/corpfin/guidance/oilgasletter.htm.

If you determine that such costs are not included and revising the computation will cause a material change in the standardized measure, please revise in each instance throughout your filing on Form 10-K your disclosure and all presentations relating thereto.

Definitive Proxy Statement on Schedule 14A

Election of Directors – Nominees for Election, page 5

20.   Please revise the biographical sketches you provide for Ms. Reeves and Messrs. Bush and Chambers to identify each of their employers and positions held during the most recent five years, pursuant to Item 401(e) of Regulation S-K. For example, it appears that you discussed only 22 of the most recent 60 months in the case of your new CEO, Mr. Chambers.

Executive Compensation, page 19

Annual Cash Incentive Bonus Plan, page 21

21.   We note that your executives earn bonuses based in part on "actual Clean Earnings versus budgeted Clean Earnings." Please revise to disclose how "Clean Earnings" is calculated rather than only indicating that the terms are defined in the ACIBP.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Adam Fenster
Escalera Resources Co.
August 6, 2014
Page 7

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, please contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reid A. Godbolt
Jones & Keller, P.C.